Exhibit 99.1

2 October 2019

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Motif Bio plc

(“Motif Bio”, or “the Company”)

Conditional Placing to raise gross proceeds of £600,000 (US$0.73 million)

Motif Bio plc (AIM/NASDAQ: MTFB) announces it has conditionally raised £600,000 (US$0.73 million), before expenses by way of a placing (the "Placing") via the issue of 142,857,143 ordinary shares in the capital of the Company (the "Placing Shares") at an issue price of 0.42 pence per Placing Share (the “Placing Price”), to provide Motif Bio with additional working capital in order to implement the proposed initiatives as set out in the Company’s announcement of 30 September 2019 regarding the Proposed Restructuring.

All defined terms in this announcement not otherwise defined shall have the same meaning as described in the Company’s announcement dated 30 September 2019.

Details of the Placing and General Meeting

The Company will shortly be posting a circular (the “Circular”) to its shareholders which will include details of a general meeting (the “General Meeting”) at which shareholders will be asked to approve the following resolutions (the “Resolutions”):

-	a resolution to approve the wind down or disposal of the Company’s wholly owned US subsidiary Motif Biosciences Inc. pursuant to the provisions of AIM Rule 15;
-	a resolution to make certain changes to the Company’s Articles of Association;
-	a resolution to renew the Company’s share authorities to enable the Company to grant a warrant over a total of 20% of the Company’s share capital, as enlarged by the Placing, to Hercules Capital, Inc.; and
-	a resolution to approve the capital reorganisation (the “Capital Reorganisation”) necessary to issue ordinary shares below nominal value (see below).

The Placing is conditional on the passing of the Resolutions at the General Meeting.

Capital Reorganisation

The Placing Price is less than the nominal value of 1 penny per ordinary share. The UK Companies Act 2006 (as amended) prohibits the Company from issuing ordinary shares at a price below the nominal value. Accordingly, the Company will be seeking shareholder approval to carry out the Capital Reorganisation through which it is proposed that each existing ordinary share will be subdivided into one new ordinary share of 0.01 pence (the "New Ordinary Shares") and one deferred share of 0.99 pence (the "Subdivision"). The deferred shares will have no rights and the Company will not issue any share certificates or credit CREST accounts in respect of them. The deferred shares will not be admitted to trading on AIM.

The number of ordinary shares in issue, and held by each Shareholder, as a result of the passing of the Resolutions will not change. It is simply the nominal value of the existing ordinary shares which will change.

The New Ordinary Shares will continue to carry the same rights as those attached to the existing ordinary shares, save for the reduction in nominal value. Application will be made for the Placing Shares to be admitted to trading on AIM and dealings are expected to commence on the first practicable day following the General Meeting.

The Placing has been undertaken by SP Angel Corporate Finance LLP ("SP Angel") who acted as bookrunner to the Company.

The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

For further information, please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt (NOMAD & JOINT BROKER)	+44 (0)20 7418 8900
Christopher Golden/Oliver Jackson

SP Angel Corporate Finance LLP (JOINT BROKER AND BOOKRUNNER)	+44 (0)20 3470 0470
David Hignell/Vadim Alexandre

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) Motif Bio’s ability to obtain shareholder approval in connection with the Proposed Restructuring, (ii) Motif Bio’s ability to execute the Proposed Capital Raise and Proposed Restructuring (iii) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (iv) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (v) Motif Bio’s ability to successfully commercialise its product candidates, (vi) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (vii) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (viii) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (ix) the potential clinical utility and benefits of Motif Bio’s product candidates, (x) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (xi) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (xii) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xiii) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Additionally, there can be no assurance that Motif Bio will regain compliance with Nasdaq rules or maintain its ADS listing on Nasdaq. Motif Bio undertakes no obligation to update or revise any forward-looking statements